January 11, 2007

VIA FACSIMILE AND
OVERNIGHT MAIL

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention: Jennifer R. Hardy
Legal Branch Chief

Re:	ValueRich, Inc. Registration Statement on Form SB-2 Filed January 4, 2007 File No. 333-135511

Dear Ms. Hardy:

Thank you for your January 10, 2007 letter regarding ValueRich, Inc. (the “Company”). We hereby submit this letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Exhibit 5.01

1.   We note the reference to “Delaware law.” Provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference to Delaware law is to the Delaware General Corporation Law and includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

United States Securities
and Exchanged Commission
January 11, 2007

Counsel concurs that the reference to Delaware General Corporation Law in Exhibit 5.01 includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

2.   We note the reference to Delaware law “as in effect on this date.” Please delete the phrase. Alternatively, you must file a new opinion immediately before the registration statement’s effectiveness because the opinion must speak as of that time.

  We will delete the phrase “as in effect on this date” in Exhibit 5.01.

Please feel free to contact me at (561) 237-0804. Thank you.

Sincerely,

/s/ Hank Gracin
Hank Gracin

HG:ckg
Enclosures

cc: ValueRich, Inc.